FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 25, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-held Company

CNPJ/MF: 07.628.528/0001-59

NIRE: 35.300.326.237

NOTICE TO THE MARKET

A BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the Company), pursuant to Official Letter CVM/SGE/001/03 of January 22, 2003, and Article 12, caput, of CVM Instruction 358 of January 3, 2002, announces that Banco Fator S.A., on behalf of Fundo Fator Sinergia IV – Fundo de Investimento em Ações, reached the ownership of 3,086,500 shares, or 5.28% of the Company’s outstanding shares.

The transcription of the above-mentioned correspondence follows below. (Portuguese Only)

São Paulo, April 23, 2013.

Julio Toledo Piza

Chief Executive Officer and Investor Relations Officer

BrasilAgro                                                                                                                              Page 1 of 2

bancofator
ADMINISTRAÇÃO DE RECURSOS

São Paulo, 15 de Abril de 2013

Ilmo. Sr. Julio Toledo Piza
Sr. Diretor Presidente
BrasilAgro - Companhia Brasileira de Propriedades Agrícolas
Av. Brigadeiro Faria Lima, 1309 – 5º andar – São Paulo – SP – Brasil.

Ref.: Informação sobre aumento de participação acionária relevante

Prezado Senhor:

O Banco Fator S.A., na qualidade de administrador do Fundo Fator Sinergia IV – Fundo de Investimento em Ações, inscrito sob o CNPJ n.º 07.796.185/0001-31, em cumprimento à Instrução CVM nº 358/02, informa a essa empresa que o fundo de investimento acima mencionado, aumentou suas posições em ações ordinárias da BrasilAgro, CNPJ/MF nº 07.628.528/0001-59, para 5,28% do total de ações ordinárias emitidas por essa companhia, como se observa no quadro abaixo especificando a participação na empresa:

Fundo	*data*	*# Ações*	*% na Classe*
Fator Sinergia IV	15/abr	3.086.500	5,28%
Fator Sinergia IV	12/abr	2.303.500	3,94%

Esclarecemos que o Fundo ao adquirir tal participação acionária tinha por objetivo à mera realização de operações financeiras, sendo certo, ainda, que não objetiva alterar a composição do controle ou a estrutura de administrativa da Companhia. Informamos, ainda, que o fundo não tem o objetivo de atingir qualquer participação em particular.

Nicolas A. L. Lagomarsino
CPF 513.441.618-72
Procurador

Paulo Vellani de Lima
RG: 16.118.675-4
CPF: 147.331.908-06

Banco Fator S.A e FAR- Fator Administração de Recursos
Administrador e Gestor dos fundos:

Fator Sinergia IV – Fundo de Investimento em Ações

R. Dr. Renato Paes de Barros, 1017 12º andar CEP 04530-001 São Paulo SP Brasil www.bancofator.com.br

BrasilAgro                                                                                                                              Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April [25], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: April [25], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer